UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934
				(Amendment No. 1)

                                   Argan, Inc.
                                (Name of Issuer)

                    Common Stock, Par Value $0.15 Per Share
                         (Title of Class of Securities)

                                   04010E109
                                 (CUSIP Number)

                               December 31, 2008
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               CUSIP No. 04010E109


       1.    Names of Reporting Person

             Allen & Company LLC

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [X] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware, United States

       5.    Sole Voting Power: 0
Number of
Shares           6.  Shared Voting Power: 80,000
Owned by
Each Reporting   7.  Sole Dispositive Power:  0
Person With
       		 8.  Shared Dispositive Power: 80,000

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             80,000

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     0.6%

       12.   Type of Reporting Person

	     BD


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                               CUSIP No. 04010E109


       1.    Names of Reporting Person

             Allen SBH Investments, LLC

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [X] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware, United States

       5.    Sole Voting Power: 0
Number of
Shares           6.  Shared Voting Power: 386,667
Beneficially
Owned by	 7.  Sole Dispositive Power:  0
Each Reporting
Person With 	 8.  Shared Dispositive Power: 386,667

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             386,667

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     2.9%

       12.   Type of Reporting Person

	     OO


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                               CUSIP No. 04010E109


       1.    Names of Reporting Person

             Allen & Company Incorporated

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [X] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             New York, United States

       5.    Sole Voting Power: 0
Number of
Shares           6.  Shared Voting Power: 64,516
Beneficially
Owned by         7.  Sole Dispositive Power:  0
Each Reporting
Person With      8.  Shared Dispositive Power: 64,516

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             64,516

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     0.5%

       12.   Type of Reporting Person

	     CO


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                               CUSIP No. 04010E109


       1.    Names of Reporting Person

             Quinn, James W.

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [X] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             United States

       5.    Sole Voting Power: 94,570 (includes 15,000 shares underlying
Number of    options)
Shares           6.  Shared Voting Power: 0
Beneficially
Owned by         7.  Sole Dispositive Power: 94,570 (includes 15,000 shares
Each Reporting	     underlying options)
Person With      8.  Shared Dispositive Power: 0

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             94,570 (includes 15,000 shares underlying options)

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     0.7%

       12.   Type of Reporting Person

	     IN


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Item 1. (a)  Issuer: Argan, Inc. ("Issuer")

Item 1. (b)  Address of Issuer's Principal Executive Offices:

             Argan, Inc.
	     One Church Street, Suite 401
	     Rockville, MD 20850

Item 2. (a)  Name of Person Filing:

             (i) 	Allen & Company LLC
	     (ii) 	Allen SBH Investments LLC
             (iii) 	Allen & Company Incorporated
             (iv) 	James W. Quinn

	(b)  Address or Principal Business Office or, If None, Residence:

             (i)	711 Fifth Avenue,  New York, NY 10022
	     (ii)	711 Fifth Avenue,  New York, NY 10022
	     (iii)	711 Fifth Avenue,  New York, NY 10022
	     (iv)	711 Fifth Avenue,  New York, NY 10022

        (c)  Citizenship:

	     (i) 	Delaware
	     (ii) 	Delaware
	     (iii) 	New York
	     (iv) 	United States

        (d)  Title of Class of Securities

             Common Stock, Par Value $0.15 Per Share

        (e)  CUSIP Number: 04010E109

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

        (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

        (b) |_| Bank as defined in section 3(a)(6) of the Act
	        (15 U.S.C. 78c);

        (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

        (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

        (e) |_| An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

        (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

        (g) |_| A parent holding company or control person in accordance with ss.240.13d- 1(b)(1)(ii)(G);

        (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j) |_| A non-U.S. institution in accordance with ss.240.13d-1(b)(1)(ii)(J);

        (k) |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(K).

Item 4.  Ownership

        (a) Amount beneficially owned:
            625,753*

        (b) Percent of class:
            4.7%

        (c) Number of shares as to which such person has:

	    (i) 	Sole power to direct the vote: 94,570 (includes
	    		15,000 shares underlying options)
            (ii) 	Shared power to direct the vote:  531,183*
            (iii) 	Sole power to dispose or direct the disposition of:
			94,570 (includes 15,000 shares underlying options)
            (iv) 	Shared power to dispose or direct the disposition of:
			531,183*

	* The number of shares reported hereby excludes approximately 239,139 shares that, to the Reporting Persons' knowledge, are held by certain officers and employees of Allen & Company LLC, and their related parties. The Reporting Persons disclaim beneficial ownership of all shares held by such officers, employees and related parties.

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following |X|

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

	 Not Applicable

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Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Herbert A. Allen III, as President of Allen & Company LLC,. may be deemed to be a member of a group with such entity and to beneficially own the shares held directly by each of such entity. Mr. Allen and such entity disclaim that Mr. Allen and such entity constitute a group for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Further, Mr. Allen disclaims beneficial ownership of the shares of the Issuer's common stock held by such entity except to the extent of his pecuniary interest therein. Mr. Herbert A. Allen, as President of Allen & Company Incorporated and Allen SBH Investments LLC. may be deemed to be a member of a group with such entities and to beneficially own the shares held directly by each of such entities. Mr. Allen and such entities disclaim that Mr. Allen and such entities constitute a group for purposes of Rule 13d-5 of the Exchange Act. Further, Mr. Allen disclaims beneficial ownership of the shares of the Issuer's common stock held by such entities except to the extent of his pecuniary interest therein. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) under the Exchange Act.

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2009
                                       Allen & Company LLC

                                       By: /s/ Kim M. Wieland
                                       --------------------------
                                       Name: Kim M. Wieland
                                       Title: Chief Financial Officer

				       Allen SBH Investments LLC

                                       By: /s/ Kim M. Wieland
                                       --------------------------
                                       Name: Kim M. Wieland
                                       Title: Chief Financial Officer

			  	       Allen & Company Incorporated

                                       By: /s/ Kim M. Wieland
                                       --------------------------
                                       Name: Kim M. Wieland
                                       Title: Chief Financial Officer

 				       By: /s/ James W. Quinn
                                       --------------------------
                                       Name: James W. Quinn


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CUSIP NO: 04010E109 						  Exhibit 1

                          JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to 625,753 shares of Common Stock of Argan, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

        IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 11th day of February 2009.

                                       Allen & Company LLC

                                       By: /s/ Kim M. Wieland
                                       --------------------------
                                       Name: Kim M. Wieland
                                       Title: Chief Financial Officer

				       Allen SBH Investments LLC

                                       By: /s/ Kim M. Wieland
                                       --------------------------
                                       Name: Kim M. Wieland
                                       Title: Chief Financial Officer

			  	       Allen & Company Incorporated

                                       By: /s/ Kim M. Wieland
                                       --------------------------
                                       Name: Kim M. Wieland
                                       Title: Chief Financial Officer

 				       By: /s/ James W. Quinn
                                       --------------------------
                                       Name: James W. Quinn
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